Kings Crowd, LLC
A Delaware Limited Liability Company

Financial Statements and Independent Auditor's Report
December 31, 2018 and 2017

Kings Crowd, LLC

TABLE OF CONTENTS



To the Managing Member of
Kings Crowd, LLC
Boston, MA

INDEPENDENT AUDITOR'S REPORT

Report on the Financial Statements

We have audited the accompanying financial statements of Kings Crowd, LLC, which comprise the balance sheets as of December 31, 2018 and 2017, and the related statements of operations, changes in members' equity, and cash flows for the year ended December 31, 2018 and for the period from December 14, 2017 (inception) to December 31, 2017, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatements.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kings Crowd, LLC as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the year ended December 31, 2018 and for the period from December 14, 2017 (inception) to December 31, 2017 in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

The accompanying financial statements have been prepared assuming that Kings Crowd, LLC (the "Company") will continue as a going concern. As described in Note 3 to the financial statements, the Company has not generated profits nor significant revenues since inception and has sustained a net loss of $60,585 for the year ended December 31, 2018. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Artesian CPA, LLC

Artesian CPA, LLC

Denver, Colorado
April 12, 2019

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

KINGS CROWD, LLC
BALANCE SHEETS
As of December 31, 2018 and 2017

		2018		2017
ASSETS				
Current Assets:				
Cash and cash equivalents	$	65,613	$	-
Subscription receivable		646		-
Total Current Assets		66,259		-
Non-Current Assets:				
Property and equipment, net		1,548		-
Goodwill		162,571		-
Total Non-Current Assets		164,119		-
TOTAL ASSETS	$	230,378	$	-
LIABILITIES AND MEMBERS' EQUITY				
Current Liabilities:				
Accounts payable	$	1,009	$	-
Deferred revenue		1,447		-
Total Current Liabilities		2,456		-
Members' Equity:		227,922		-
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	230,378	$	-

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

-3-

KINGS CROWD, LLC
STATEMENTS OF OPERATIONS
For the year ended December 31, 2018 and for the period from December 14, 2017 (inception) to December 31, 2017

	2018	2017
Net revenues	$ 2,293	$ -
Cost of revenues	31,425	-
Gross profit/(loss)	(29,132)	-
Operating Expenses:		
General and administrative	18,283	-
Sales and marketing	13,170	-
Total Operating Expenses	31,453	-
Loss from operations	(60,585)	-
Other Income/(Expense):		
Interest income	-	-
Interest expense	-	-
Total Other Income/(Expense)	-	-
Net loss	$ (60,585)	$ -

KINGS CROWD, LLC
STATEMENTS OF CHANGES IN MEMBERS' EQUITY
For the year ended December 31, 2018 and for the period from December 14, 2017
(inception) to December 31, 2017

	Common Units	Total Members' Equity
Balance at December 14, 2017 (inception)	-	$ -
Issuance of common units	2,000,000	-
Net loss	-	-
Balance at December 31, 2017	2,000,000	-
Issuance of common units - founders	249,552	-
Issuance of common units - Reg CF	118,876	139,899
Issuance of common units - acquisition	90,317	162,571
Offering costs	-	(13,963)
Net loss	-	(60,585)
Balance at December 31, 2018	2,458,745	$ 227,922

See Independent Auditor's Report and accompanying notes, which are an integral part of these
financial statements.

KINGS CROWD, LLC
STATEMENTS OF CASH FLOWS
For the year ended December 31, 2018 and for the period from December 14, 2017 (inception) to December 31, 2017

		2018		2017
Cash flows from operating activities				
Net loss	$	(60,585)	$	-
Adjustments to reconcile net loss to net cash used in operating activities:				
Depreciation		194		-
Changes in operating assets and liabilities:				
Increase/(Decrease) in accounts payable		1,009		-
Increase/(Decrease) in deferred revenue		1,447		-
Net cash used in operating activities		(57,935)		-
Cash flow from investing activities				
Purchases of property and equipment		(1,742)		-
Net cash used in investing activities		(1,742)		-
Cash flow from financing activities				
Proceeds from issuance of common units		139,253		-
Offering costs		(13,963)		
Net cash provided by financing activities		125,290		-
Net change in cash		65,613		-
Cash at beginning of the period		-		-
Cash at end of the period	$	65,613	$	-
Supplemental Disclosure of Cash Flow Information:				
Cash paid for interest expense	$	-	$	-
Cash paid for income tax	$	-	$	-
Supplemental Disclosure of Non-Cash Financing Activity				
Fair value of common units issued in assets acquisition	$	162,571	$	-

See accompanying Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

NOTE 1: NATURE OF OPERATIONS

Kings Crowd, LLC (the "Company"), is a limited liability company organized December 14, 2017 under the laws of Delaware, and headquartered in Boston, Massachusetts. The Company seeks to bring together financial experts and technologists to help investors make more informed startup investment decisions on crowdfunding portals by providing the infrastructure for startup business investment decision making based on four key components:

- Education - Providing expert editorial content in addition to "how-to" guides and tools.
- Analytics - Offering standardized deal ratings and synthesized data analytics.
- Research - Combining in-house market research with crowd-sourced research.
- Recommendations - Providing "Top Deal" picks and access to expert network due diligence.

As of December 31, 2018, the Company has not yet commenced planned full-scale principal operations nor generated significant revenue. The Company's activities since inception have primarily consisted of product development, business development, and efforts to raise additional capital. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure additional funding to operationalize the Company's planned operations.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors.

Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance, and current economic conditions. As of December 31, 2018 and 2017, the Company has no receivables.

Property and Equipment

The Company has a policy to capitalize expenditures with useful lives in excess of one year and costs exceeding $1,000 as property and equipment and depreciates such assets on a straight-line basis over estimated useful lives, which is currently estimated at 3 years for the Company's equipment. Management periodically evaluates assets for impairment and writes off capitalized costs as necessary. As of December 31, 2018 and 2017, no property and equipment have been impaired.

As of December 31, 2018 and 2017, property and equipment consisted of the following:

	2018	2017
Equipment	$ 1,742	$ -
Less: Accumulated depreciation	(194)	-
Property and equipment, net	$ 1,548	$ -

Depreciation totaled $194 and $0 for the years ended December 31, 2018 and 2017, respectively.

Goodwill

The Company's goodwill balance of $162,571 as of December 31, 2018 is the result of its acquisition of Crowditz, LLC, as discussed in Note 5. The goodwill was assessed for impairment and the Company determined that no impairment exists as of December 31, 2018.

Subscription Receivable

The Company records membership unit issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription receivable is reclassified as a contra account to members' equity on the balance sheet.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of

KINGS CROWD, LLC
NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2018 and 2017, for the year ended December 31, 2018, and for the period
from December 14, 2017 (inception) to December 31, 2017

financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. Unfulfilled orders are recorded as deferred revenues and amounted to $1,447 and $0 as of December 31, 2018 and 2017, respectively.

Costs of Revenues

Costs of revenues include merchant fees and fees of subcontractors.

Advertising Costs

The Company expenses advertising costs as they are incurred. Advertising expense for the years ended December 31, 2018 and 2017 totaled $13,170 and $0, respectively.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to members' equity upon the completion of an offering or to expense if the offering is not completed.

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the statements. Income from the Company is reported and taxed to the members on their individual tax returns.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-

KINGS CROWD, LLC
NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2018 and 2017, for the year ended December 31, 2018, and for the period
from December 14, 2017 (inception) to December 31, 2017

likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not yet generated profits nor significant revenues and has sustained a net loss of $60,585 during the year ended December 31, 2018.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 4: MEMBERS' EQUITY

At inception, the Company had a single class of common units authorized, of which 1,000 were granted to its founding members, and each unit has equal voting rights and profit interests in the Company. These units have been issued to the founding members and have been attributed zero value in these financial statements. In June 2018, the Company effected a 2,000-for-1 reverse split, increasing the total granted units from 1,000 to 2,000,000. All unit references reflected in these financial statements are indicative of post-split figures.

In 2018, the Company issued advisors and consultants to the Company a total of 249,552 common units. These units have been attributed zero value in these financial statements.

During 2018, the Company conducted two securities offerings under Regulation Crowdfunding, where the Company sold a total of 118,876 common units for gross proceeds of $139,899. Of such, 108,348 common units were issued at $1.12 per common unit for gross proceeds of $121,350 and 10,528 common units were issued at $1.80 per common unit for gross proceeds of $18,549.

As discussed in Note 5, the Company issued 90,317 common units in November 2018 in conjunction with an asset acquisition agreement. These common units were valued at $162,517 and recognized as a contribution to members' equity.

As of December 31, 2018 and 2017, 2,458,745 and 2,000,000 common units were issued and outstanding. Certain unit issuances were under restricted unit purchase agreements which stipulated repurchase options subject to vesting schedules dependent upon the unitholders' continued service to the Company, with the repurchase price set at the issuance price per share. As of December 31, 2018 and 2017, 544,144 and 400,000 common units were unvested and remained subject to the repurchase option.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

NOTE 5: ACQUISITION

In November 2018, the Company acquired certain assets of Crowditz, LLC through an asset purchase agreement. The acquisition was accounted for using the acquisition method, in which acquired assets are recorded at fair value. In consideration for the assets acquired, the Company issued 90,317 common units to the owners of Crowditz, LLC, which were valued at $162,571 based on the price of the Company's common units in the Regulation Crowdfunding offering which was open and actively receiving investments at such price at the date of the acquisition. The assets acquired consisted of domains, software, newsletter subscribers, images, and computer equipment. No liabilities were assumed in the acquisition. Goodwill of $162,571 was recognized in this acquisition and no other assets were recorded from this transaction.

NOTE 6: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers* (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-14, *Revenue from Contracts with Customers*, which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures, including but not limited to a review of accounting policies, internal controls and processes. The Company adopted this new standard effective January 1, 2018.

In February 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2018, including interim

KINGS CROWD, LLC
NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2018 and 2017, for the year ended December 31, 2018, and for the period
from December 14, 2017 (inception) to December 31, 2017

periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 7: COMMITMENTS, CONTINGENCIES, AND CONCENTRATIONS

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 8: SUBSEQUENT EVENTS

Regulation Crowdfunding Offering

In 2019, the Company continued its Regulation Crowdfunding offering discussed in Note 4, offering common units at $1.80 per common unit. The Company has issued 15,082 common units for gross proceeds of $27,148 in 2019 through the issuance of these financial statements.

Common Unit Issuances

In 2019, the Company issued 37,096 common units to advisors and consultants. These issuances are subject to vesting terms of 3-48 months.

Management's Evaluation

Management has evaluated subsequent events through April 12, 2019, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.